UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

(Amendment No.1)

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

ANKAM INC.

(Exact Name of Registrant as Specified in its Charter)

NV	333-255392	61-1900749
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Wang Wen Lung

5348 Vegas Drive, Las Vegas, NV, 89108

(Address of Principal Executive Offices)    (Zip Code)

+886-928486237

(Registrant’s Telephone Number, Including Area Code)

Bakur Kalichava

5348 Vegas Drive, Las Vegas, Nevada, 89108

(Former Name or Former Address, if changed since last report)

ANKAM INC.

SCHEDULE 14f-1

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Unless otherwise indicated or the context otherwise requires, all references below in this Schedule 14f-1 to “we,” “us,” “ANKM” and the “Company” are to ANKAM INC., a Nevada corporation.

ANKAM INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

ANKM IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY ANKM’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT PROVIDED PURSUANT TO RULE 14F-1.

ITEM 1.	SUMMARY

This Information Statement is being furnished to the holders of record on September 13, 2024 of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of ANKAM INC., a Nevada corporation (the “Company”). This Information Statement is furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being furnished pursuant to Rule 14f-1 in connection to the appointment of Mr. Wang Wen Lung as a director of the Company (the “Director”).

On August 8, 2024, a group of investors led by Mr. Wang Wen Lung, Mr. Lin Chih Hsi, Ms. Kuo Yu Min, Mr. Sung Hsiang Yu, Ms. Wang Pao Kuei and Ms. Wang Pao Hua (the “Investor Group”) entered into a Stock Purchase Agreement (the “SPA”) for the acquisition of an aggregate of 3,480,067 shares of Common Stock of the Company and acquired a controlling equity stake of approximately 76.35% in the Company through a privately negotiated transaction.

With effect from August 8, 2024 (the “Appointment Date”), (i) Mr. Bakur Kalichava resigned from all executive officer positions with the Company, including President, Treasurer, Director and Secretary, (ii) Mr. Enrike Bokuchava resigned from independent director with effect from August 8, 2024, and (iii) Mr. Wang Wen Lung was appointed as the President, Treasurer, Director and Secretary. A stockholder vote is not required and was not and will not be taken with respect to the appointment of the new Director. You are not required to take any action with respect to the appointment of the new Director.

The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the SPA filed as an exhibit to the Current Report on Form 8-K that was filed by ANKM with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

On August 28, 2024, Mr. Wang was further appointed the Chief Executive Officer and Chief Financial Officer of the Company.

This Information Statement is being provided pursuant to Rule 14f-1 solely for informational purposes and not in connection with a vote of the Company’s stockholders. This Information Statement is furnished to provide background information concerning the new Director, Mr. Wang Wen Lung.

The information with respect to Mr. Wang contained in this Information Statement has been furnished to the Company by Mr. Wang, and the Company has relied on this information for its accuracy.

ITEM 2.	VOTING SECURITIES

The Company had one class of shares, being 75,000,000 shares of Common Stock, par value $0.001 per share, authorized as of September 13, 2024. The Company had 4,558,063 shares of Common Stock issued and outstanding as of September 13, 2024. All shares of outstanding Common Stock are entitled to be voted at a meeting of security holders (or by written consents or authorizations if no meeting is held) on a one-vote-per-share basis, being 4,558,063 votes. The Company has no other outstanding classes of stock entitled to vote. This Information Statement is being provided pursuant to Rule 14f-1 solely for informational purposes. There will be no vote of the Company’s stockholders related to the matters disclosed herein.

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ITEM 3.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

A. IMMEDIATELY PRIOR TO ENTERING INTO THE SPA

The following table sets forth certain information with respect to the beneficial ownership of our securities immediately before entering into the SPA by (i) person(s) known by us to beneficially own more than five percent (5%) of any class of our securities; (ii) each of our then officer(s) and Director(s); and (iii) all of our then officer(s) and Director(s) as a group. Unless otherwise indicated, the persons named in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by such holder.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(3)
5% Security Holders(s)

Common Stock	Bakur Kalichava(1)	3,255,000 Direct Ownership(1)	71.41%

Common Stock	Maksym Hordieiev(2)	262,400 Direct Ownership(2)	5.76%

Officer(s) and Director(s)

Common Stock; Common Stock issuable upon conversion of derivative securities	Bakur Kalichava, then President, Treasurer, Director and Secretary of the Company (resigned with effect from August 8, 2024)(1)	3,255,000 Direct/ Indirect (1)	71.41%

Common Stock	Enrike Bokuchava, then independent Director (resigned with effect from August 8, 2024)	0	0%

Common Stock	All executive officers and directors as a group (2 persons)	3,255,000	71.41%

Note(s):

(1)	Unless otherwise indicated, the mailing address of our then Director and executive officer, Mr. Kalichava, is c/o ANKAM INC., 5348 Vegas Drive, Las Vegas, Nevada, 89108.

(2)	Unless otherwise indicated, the mailing address of Mr. Hordieiev, is Jerzego Bajana 3D, Apt 12, Gdansk, 80-463, Poland.

(3)	Applicable percentage of ownership is based on 4,558,063 shares of common stock being issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting of investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such persons, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, we believe that all shares are beneficially owned and that all persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them.

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B. IMMEDIATELY AFTER ENTERING INTO THE SPA

The following table sets forth certain information with respect to the beneficial ownership of our securities immediately after entering into the SPA by (i) person(s) known by us to beneficially own more than five percent (5%) of any class of our securities; (ii) each of the officer(s) and Director(s); and (iii) all of the officer(s) and Director(s) as a group. Unless otherwise indicated, the person named in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by such holder.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(2)
5% Security Holder(s), Officer(s) and Director(s)

Common Stock	Wang Wen Lung, current President, Treasurer, Director, Secretary (with effect from August 8, 2024), Chief Executive Officer and Chief Financial Officer (with effect from August 28, 2024) of the Company)(1)	982,667 Direct Ownership(3)	21.56%

Note(s):

(1)	Unless otherwise indicated, the mailing address of our Director and executive officer, Mr. Wang is c/o 5F., No. 97, Jingye 1st Rd., Zhongshan Dist., Taipei City 104, Taiwan (R.O.C.).

(2)	Applicable percentage of ownership is based on 4,558,063 shares of common stock being issued and outstanding.

ITEM 4.	CHANGES IN CONTROL

On August 8, 2024, the Investor Group entered into the SPA for the acquisition of an aggregate of 3,480,067 shares of Common Stock of the Company, representing a controlling equity stake of approximately 76.35% in the Company, through a privately negotiated transaction from certain sellers. The said transaction closed on the same day. The source of funds for the purchase price is from cash-on-hand of the respective purchasers.

With effect from August 8, 2024, (i) Mr. Bakur Kalichava resigned from all executive officer positions with the Company, including President, Treasurer, Director and Secretary, (ii) Mr. Enrike Bokuchava resigned from independent director with effect from August 8, 2024, and (iii) Mr. Wang Wen Lung was appointed as the President, Treasurer, Director and Secretary. A change in control of the Board of Directors (the “Board”) occurred as a result of the transactions pursuant to the SPA with effect from August 8, 2024.

ITEM 5.	DIRECTOR(S) AND EXECUTIVE OFFICER(S)

The following person is our Director and officers:

Name	Age	Position
Wang Wen Lung	59

President, Secretary, Treasurer, Director (with effect from August 8, 2024)

Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial and Accounting Officer) (with effect from August 29, 2024)

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The following is a brief summary of the background of Mr. Wang including his principal occupation during the five (5) preceding years. Mr. Wang will serve until his successor is elected and qualified or until he is removed.

Wang Wen Lung, aged 59, is an accomplished business leader with over 25 years of experience in the technology and manufacturing sectors. He currently serves as the President of Trust & Ethic Co. Ltd., a leading provider of ethical business solutions. Prior to his role at Trust & Ethic, Mr. Wang held senior management positions at several prominent technology companies. He was the Purchasing Department Manager at NEC Taiwan Ltd. from 1988 to 1999, where he oversaw global supply chain operations. From 1999 to 2000, he served as the Materials Department Director at Dimension Computer Technology Co. Ltd. In 2000, Mr. Wang joined Zero One Technology Co. Ltd. as the Vice General Manager, spearheading the firm's expansion into new product lines and international markets. His strong leadership and strategic vision were instrumental in driving the company's growth during his 4-year tenure. Mr. Wang holds a Bachelor of Science degree in Accounting from Hsing Wu University. He is known for his commitment to ethical business practices and has been recognized as a trailblazer in the field of corporate social responsibility. At the same time, Mr. Wang commenced his career in health management and software development.

A. FAMILY RELATIONSHIPS

Not applicable as we have only one Director.

B. INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To our knowledge, none of our Director(s), officer(s) or affiliates, and no owner(s) of record or beneficial owner(s) of more than five percent (5%) of any class of our voting securities, or any associate of any such Director, officer, affiliate, or security holder, is a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries in reference to pending litigation.

None of our Director(s) or executive officer(s) has been involved in any of the following events during the past ten (10) years:

1.	any petition under the Federal bankruptcy laws or any state insolvency law being filed by or against, or a receiver, fiscal agent or similar officer being appointed by a court for the business or property of, such person, or any partnership in which he was a general partner at or within two (2) years before the time of such filing, or any corporation or business association of which he was an executive officer at or within (2) two years before the time of such filing;

2.	any conviction in a criminal proceeding or being a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.	being the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than sixty (60) days the right of such person to engage in any activity described in paragraph (3)(i) above, or to be associated with persons engaged in any such activity;

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5.	being found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

6.	being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.	being the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any Federal or State securities or commodities law or regulation; (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.	being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

C. TRANSACTIONS WITH RELATED PERSONS

There are no transactions, during the last three fiscal years, and there are no proposed transactions to which the Company or its subsidiary was or is to become a party, the amount involved exceeds $120,000, in which Mr. Wang, or members of his immediate family had, or is to have, a direct or indirect material interest. Except for the SPA, there are no transactions, during the last three fiscal years, and there are no proposed transactions to which the Company or its subsidiary was or is to become a party, the amount involved exceeds $120,000, in which Mr. Wang had or is to have, a direct or indirect material interest.

ITEM 6.	CORPORATE GOVERNANCE

A. DIRECTOR INDEPENDENCE

The Board has determined that there are no “independent” directors as such term is defined in Section 5605(a)(2) of the Nasdaq listing rules, and meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The preceding disclosure respecting director independence is required under applicable SEC rules. Mr. Wang is not an “independent” member of the board as described above. The Board of Directors has determined that director is able to read and understand fundamental financial statements.

B. BOARD COMMITTEES

The Company does not have a standing nominating committee, compensation committee or audit committee. Instead, the entire Board is responsible for identifying potential director-nominees to serve on the Board and performing the functions of an audit committee. The Board believes the engagement of directors in these functions is important at this time in the Company’s development in light of the Company’s business plans. As a software development company, the Company is actively exploring the health-related AI market in Asia. The Company plans to launch a series of AI-driven health platforms and products, including an AI software platform and an elderly monitoring system, targeting both the AI health monitoring application market and the elderly care market. With the new Board members, the Company has the potential to further advance its software platform in the Asian market. By integrating an elderly monitoring system and a health product matching platform, combined with innovative technology and effective marketing strategies, the Company is well-positioned to enhance its competitiveness and expand its market share.

C. COMPENSATION OF DIRECTORS

Our then Directors, Mr. Kalichava and Mr. Bokuchava, were paid $72,000 and nil as compensation for the fiscal year ended November 30, 2023, respectively, with respect to services rendered by such persons as Directors.

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D. MEETINGS OF THE BOARD OF DIRECTORS

The Board held five meetings during the year ended November 30, 2023.

E. SHAREHOLDER COMMUNICATIONS

The Board encourages shareholders of the Company to send communications to the Board. Such communications, whether by letter or e-mail, should be directed to the sole director of the Company, Mr. Wang.  However, unsolicited advertisements or invitations to conferences or promotional material, in the discretion of Mr. Wang or his designee, may not be forwarded to the Board or its intended recipients.

If a shareholder wishes to communicate to the Board about a concern relating to the Company’s financial statements, accounting practices or internal controls, governance practices, business ethics or corporate conduct, the concern likewise should be submitted in writing to the Board at the Company’s headquarters address. If the shareholder is unsure as to which category his or her concern relates, he or she may communicate it to the Board.

Shareholders who wish to contact our Board may do so by writing to c/o 5348 Vegas Drive, Las Vegas, NV, 89108, or by telephone at +886-928486237 or by email to info@ankm.site.  Shareholder letters are screened by Company personnel to filter out improper or irrelevant topics, such as solicitations, and to confirm that that such communications relate to matters that are within the scope of responsibilities of the Board.

F. ROLE OF DIRECTOR

The Company does not have a separate President, Secretary, Treasurer, Director, Chief Executive Officer and Chief Financial Officer as at the date hereof and Mr. Wang currently performs these roles. The Board believes that vesting these roles in the same person has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning for the Company. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. The Board will continue to review and consider segregating the said roles at a time when it is appropriate and suitable by taking into account the circumstances of the Company as a whole.

ITEM 7.	SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our Director(s) and executive officer(s), and persons(s) who own more than ten percent (10%) of our equity securities, to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of those filings. Based solely on our review of the copies of such reports received by us for the fiscal year ended November 30, 2023, we have determined that our Director(s), executive officer(s), and greater-than-ten percent (10%) beneficial owner(s) complied with all applicable Section 16 filing requirements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this schedule to be signed on its behalf by the undersigned hereunto duly authorized.

ANKAM INC.

By:	/s/ Wang Wen Lung
Name:	Wang Wen Lung
Title:	President, Secretary, Treasurer, Director, Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial and Accounting Officer)
Dated:	October 15, 2024

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